SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   ----------


                                   FORM 11-K


(Mark One):
[  X  ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the fiscal year ended December 31, 2005

[     ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 (NO FEE REQUIRED).

         For the transition period from _____________ to ________________

                          Commission file number 1-9389

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: C&D TECHNOLOGIES SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             C&D TECHNOLOGIES, INC.
                             1400 UNION MEETING ROAD
                               BLUE BELL, PA 19422

C&D Technologies
Savings Plan
Financial Statements
December 31, 2005 and 2004 and
Supplemental Schedule
December31, 2005

C&D Technologies Savings Plan
Index
December 31, 2005 and 2004
--------------------------------------------------------------------------------


                                                                         Page(s)

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Net Assets Available for Benefits................................2

Statements of Changes in Net Assets Available for Benefits.....................3

Notes to Financial Statements................................................4-9

Supplemental Schedule

Schedule H, Line 4i* - Schedule of Assets (Held at End of Year)...............10


* Refers to item numbers in Form 5500 (Annual  Return/Report of Employee Benefit
Plan) for the plan year ended December 31, 2005.

             Report of Independent Registered Public Accounting Firm



To the Participants and Administrator
of the C&D Technologies Savings Plan



In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the C&D Technologies Savings Plan (the "Plan") at December 31, 2005 and 2004 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PricewaterhouseCoopers LLP
------------------------------
Philadelphia, Pennsylvania
June 28, 2006
                                       1

C&D Technologies Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004
--------------------------------------------------------------------------------





                                                        2005                2004

Assets
Investments                                       $42,593,666        $41,887,995
Contributions receivable
    Participant                                         3,646                  -
    Employer                                          258,420            285,064
Accrued income receivable                               4,735                246
Non-interest bearing cash                              26,146             26,776
                                                 --------------    -------------
             Total assets                          42,886,613         42,200,081
                                                 --------------    -------------
Liabilities
Payable for investments purchased                      16,273                  -
Accrued liabilities                                    22,750             18,876
                                                 --------------    -------------
             Total liabilities                         39,023             18,876
                                                 --------------    -------------
Net assets available for benefits                 $42,847,590        $42,181,205
                                                 --------------    -------------

The accompanying notes are an integral part of these financial statements.

C&D Technologies Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004
--------------------------------------------------------------------------------


                                                    2005                2004

Additions
Net(depreciation)appreciation in fair
value of investments                              $(1,650,435)        $1,849,187
Interest income                                        29,070             42,012
Dividend income                                     2,120,559          1,121,724
Employer contributions                              1,254,510          1,182,935
Participant contributions                           2,743,779          2,516,508
Roll-over contributions                               129,331            360,735
                                                  -----------    ---------------
             Total additions                        4,626,814          7,073,101
                                                  -----------    ---------------
Deductions
Benefits paid to participants                       3,907,353          4,176,650
Administrative expenses                                53,076             55,917
                                                -------------    ---------------
             Total deductions                       3,960,429          4,232,567
                                                -------------    ---------------
             Net increase                             666,385          2,840,534

Net assets available for benefits
Beginning of year                                  42,181,205         39,340,671
                                                -------------    ---------------
End of year                                       $42,847,590        $42,181,205
                                             ----------------    ---------------

The accompanying notes are an integral part of these financial statements.

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------



1.        Description of Plan

          General

          The following description of the C&D Technologies Savings Plan (the "Plan") provides only general information. Participants should refer to the official Plan document for a more complete description of the Plan's provisions.

          As defined in the Plan document, the Plan is a defined contribution plan in which certain salaried and hourly employees of C&D Technologies, Inc. (the "Company") are eligible to participate with the condition that salaried and hourly employees, whose terms and conditions of employment are governed by a collective bargaining agreement, are only eligible to participate if that agreement states that they are eligible. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

          Employee Contributions

          The participants may make pre-tax contributions to the Plan in any whole percentage of compensation ranging from 1% to 50% subject to limitations of the plan provisions. Participants may make voluntary after-tax contributions ranging from 1% to 10% of compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan currently offers 20 mutual funds, one common/collective trust and the common stock of the Company as investment options for participants.

          Employer Contributions: Salaried Participants

          The Company may elect to make matching contributions to the salaried participants' Plan accounts for amounts up to 8% of compensation that is contributed to the Plan by the employee. In 2005 and 2004, the Company matched 50% of the salaried participants' matchable contribution. This matching company contribution is invested according to the participant's allocations. Additionally, the Company may make a discretionary salary profit sharing contribution not to exceed 8% of the participant's annual compensation. The Company did not make a discretionary profit sharing contribution to salaried participants for the Plan years ended December 31, 2005 and 2004. For those salaried participants who have not attained age 50 as of the end of the Plan year, 50% of the discretionary profit sharing contribution is invested according to the participant's allocation, with the remaining 50% invested in the common stock of the Company. For those salaried participants who have attained age 50 as of the end of the Plan year, 100% of the discretionary profit sharing contribution is invested according to the participant's allocation. All salaried participants who have attained age 50 by the end of the Plan year have the ability to transfer any portion of their account invested in Company common stock from profit sharing contributions to other investment options.

          Employer Contributions: Hourly Participants in the C&D Power Electronics Division

          The Company may elect to make matching contributions to the hourly participants in the C&D Power Electronic Division participants' Plan accounts for amounts up to 8% of compensation that is contributed to the Plan by the employee. In 2005 and 2004, the Company matched 50% of the salaried participants' matchable contribution. This matching company contribution is invested according to the participant's allocations.

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------


          Employer Contributions: Hourly Participants Not Included in the C&D Power Electronics Division

          The Company makes a mandatory hourly profit sharing contribution on behalf of each eligible hourly employee not in the C&D Power Electronics Division equal to the appropriate percentage of his/her compensation which varies based upon his/her years of vesting service, as illustrated in the following table:

          Years of                                                      % of
          Vesting Service                                           Compensation

          0-5                                                           2.5%
          6-10                                                          3.0%
          11-20                                                         3.5%
          21 and greater                                                4.5%


          For those hourly participants who have not attained age 50 by the end of the Plan year, a portion of this profit sharing contribution equal to 0.5% of the participant's annual compensation is invested in the Company common stock, with the remainder of the contribution invested according to the participant's allocation. For those hourly participants who have attained age 50 as of the end of the Plan year, 100% of the profit sharing contribution is invested according to the participant's allocation. All hourly participants who have attained age 50 by the end of the Plan year have the ability to transfer any portion of their account invested in Company common stock to other investment options.

          Additional employer contributions may be made for hourly participants not in the C&D Power Electronics Division based on the discretion of the Board of Directors. These hourly participants are eligible to receive these discretionary contributions if they have completed 1,000 hours of service during the plan year and are employed by the Company on the last day of the plan year. For the years ended December 31, 2005 and 2004, there were no such additional discretionary employer contributions made for the hourly employees not in the C&D Power Electronics Division.

          Participant Accounts

          Each participant's account is credited with the participant's contribution, the Company's contribution and an allocation of earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is a benefit that can be provided from participant's vested account.

          Vesting

          Participants are 100% vested in their own contributions and the earnings thereon. Vesting in the Company's contributions and earnings thereon is based on years of continuous service. Salaried participants are 100% vested after three years of service as defined in the Plan. Hourly participants are ratably vested over five years of service as defined in the Plan document. Any amount not vested at termination will be forfeited upon the occurrence of five consecutive one-year breaks-in-service following a participant's termination of employment.

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------


          Forfeitures

          At December 31, 2005 and 2004, forfeited nonvested accounts totaled $104,072 and $49,526, respectively. These accounts are used to reduce Company payments of future employer contributions and/or Plan expenses. For the Plan years ended December 31, 2005 and 2004, Plan expenses of $48,344 and $50,134, respectively, were funded from forfeitures.

          Payment of Benefits

          At the election of the participant, participant benefit payments resulting from termination of employment, death, disability or retirement are distributed in a lump sum amount in cash equal to the value of the participant's vested interest in his or her account. However, participants who have terminated service with the Company and have vested accounts valued at less than $5,000 are paid a lump sum distribution which may be directly paid to the participant or paid as direct rollover payment to an IRA or another plan.

          Participant Loans

          Participants may borrow from their vested contribution balances. The loan is limited to the lesser of 50% of the vested contributions or $50,000. The minimum loan amount is $1,000. Loans are repaid through regular payroll deductions. Interest on the loans is charged at rates commensurate with local prevailing rates.

2.        Summary of Significant Accounting Policies

          Basis of Accounting

          The financial statements of the Plan are prepared on the accrual basis of accounting.

          Investment Valuation and Income Recognition

          The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.
          Investments in the Fidelity Managed Income Portfolio Fund, a common/collective trust, are stated at the unit value of the portfolio which is based on the contract value of the underlying benefit-responsive investment contracts, and approximates fair market value. Participant loans are valued at cost which approximates fair value.

          Purchases and sales are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

          The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation and depreciation on those investments.

          Expenses

          Certain administrative expenses are paid by the Company.

          Use of Estimates

          The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

          Payment of Benefits

          Benefits are recorded when paid.

3.        Investments

          The following presents investments that represent 5% or more of the Plan's net assets.



                                                                                  2005              2004

Fidelity Magellan Fund, 64,067 and 63,960 shares, respectively                 $6,819,280       $ 6,638,376
Fidelity Managed Income Portfolio, 6,139,844 and 7,020,465
 units, respectively                                                            6,139,844         7,020,465
Fidelity Growth & Income Fund, 163,967 and 154,946 shares,
 respectively                                                                   5,640,478         5,920,501
Fidelity Low- Priced Stock Fund, 113,371 and 110,670 shares
 respectively                                                                   4,630,072         4,454,482
Fidelity Diversified International Fund, 85,844 and 71,819 shares
 respectively                                                                   2,793,366         2,056,900
C&D Technologies Stock, 316,524 and 197,140 shares,
 respectively*                                                                  2,411,913 *       3,359,266 *
Fidelity Puritan Fund, 131,496 and 122,915 shares, respectively                 2,462,914         2,329,241
Fidelity Spartan U.S. Equity Index Fund, 51,278 and 48,565
 shares, respectively                                                           2,264,416         2,081,499


* Includes nonparticipant-directed amounts

     During 2005 and 2004, the Plan's investments appreciated(depreciated) in value as follows:


                                                                                  2005              2004

Mutual funds                                                                   $  258,873       $ 2,180,356
Common stock                                                                   (1,909,308)         (331,169)
                                                                              ------------    --------------
                                                                              $(1,650,435)      $ 1,849,187
                                                                              ------------    --------------



4.        Nonparticipant-Directed Investments

          Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments from the Company profit sharing contributions are as follows:

                                                                                  2005              2004
          Net assets
          Company common stock                                                 $   241,957      $   510,785
                                                                            --------------    -------------
          Changes in net assets
          Net (depreciation) in fair value                                     $ (250,985)      $  (35,636)
          Dividend income                                                           2,674            4,132
          Interest income                                                               -            6,006
          Benefits paid to participants                                           (20,517)         (55,678)
                                                                             --------------    -------------
             Net (decrease)                                                    $ (268,828)      $  (81,176)
                                                                             --------------    -------------


C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

5.        Plan Termination

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.        Plan Tax Status

          The Plan has received a favorable determination letter dated May 22, 2002 from the Internal Revenue Service ("IRS") advising that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code ("IRC"), and is therefore exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.        Related Party Transactions

          Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Co. ("Fidelity"). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to Fidelity for the record keeping and trustee services amounted to $53,076 for the year ended December 31, 2005.

          The Plan is interpreted, administered and operated by a committee which in Plan year 2005 was comprised of the Company's Vice President, Finance & Chief Financial Officer, Vice President of Human Resources, Vice President & Treasurer, Director of Labor and Employment, and Deputy General Counsel. During the years ended December 31, 2005 and 2004, the Company paid administrative expenses of $0 and $19,851, respectively, on behalf of the Plan. At December 31, 2005, the Company had liabilities of $45,000 and $42,615 related to unbilled audit fees for the Plan years ending December 31, 2005 and 2004, respectively.

          During 2005 and 2004, the Plan had purchases of C&D Technologies, Inc. common stock in the amount of $1,582,099 and $990,137, respectively, and sales of C&D Technologies, Inc. common stock in the amount of $618,088 and $835,676, respectively.

8.        Risks and Uncertainties

          The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. In addition, the Company allows participants to invest in the Company's stock and requires that a portion of the Company profit sharing contribution be invested in Company stock for those participants that have not attained age 50. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

9.        Subsequent Event

          Effective June 15, 2006, the Plan was amended to eliminate the requirement that any Company profit sharing contributions be required to be invested in Company stock and to allow participants to direct the investment of the entirety of their account under the Plan.

10.       Other Matters

          On December 29,2005, the Financial Accounting Standards Board ("FASB") released Staff Position No. AGG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans ("FSP"). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements issued for periods ending after December 16, 2006.

          Management intends to adopt the FSP in the Plan's financial statements for the year ended December 31, 2006. The effect of the FSP on the Plan's financial statements is expected to be enhanced financial statement presentation and disclosure requirements including the following:

               Investments in common/collective investment funds that hold benefit-responsive investment contracts will be presented at fair value on the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of the investment in common/collective investment funds shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits shall be prepared on a basis that reflects income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit responsive.

                               Supplemental Schedule



C&D Technologies Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005
--------------------------------------------------------------------------------


                                                      Description of Investment                                           % of
Identity of Issue                                         Rate of Interest                Cost           Fair Value      Total

*   Fidelity Managed Income Portfolio Fund          Common/Collective Trust                              $6,139,844      14.4%
*   Fidelity Magellan Fund                          Registered Investment Company                         6,819,280      16.0%
*   Fidelity Growth & Income Fund                   Registered Investment Company                         5,640,478      13.2%
*   Fidelity Low-Priced Stock Fund                  Registered Investment Company                         4,630,072      10.9%
*   Fidelity Puritan Fund                           Registered Investment Company                         2,462,914       5.8%
*   Fidelity Spartan U.S. Equity Index Fund         Registered Investment Company                         2,264,416       5.3%
*   Fidelity Diversified International Fund         Registered Investment Company                         2,793,366       6.6%
*   Fidelity Freedom 2020 Fund                      Registered Investment Company                         1,588,570       3.7%
*   Fidelity Freedom 2010 Fund                      Registered Investment Company                         1,221,549       2.9%
*   Fidelity Freedom 2030 Fund                      Registered Investment Company                           798,822       1.9%
*   Fidelity Government Income Fund                 Registered Investment Company                           721,246       1.7%
*   Fidelity Freedom 2000 Fund                      Registered Investment Company                           277,283       0.7%
*   Fidelity Mid Cap Stock Fund                     Registered Investment Company                           851,008       2.0%
*   Fidelity Freedom Income Fund                    Registered Investment Company                           180,640       0.4%
*   Fidelity Blue Chip Fund                         Registered Investment Company                           219,043       0.5%
*   Fidelity Freedom 2040 Fund                      Registered Investment Company                            64,506       0.2%
*   Fidelity Institutional Money Market
      Portfolio Fund                                Registered Investment Company      $  109,519           109,519       0.3%
*   C&D Technologies, Inc. Common Stock             Common Stock                        4,075,604         2,411,913       5.6%
    Morgan Stanley Institutional Fund Trust
      Fixed Income Portfolio                        Registered Investment Company                         1,265,432       3.0%
    Janus Midcap Value Fund                         Registered Investment Company                           816,753       1.9%
    Oakmark Fund Class I                            Registered Investment Company                           247,636       0.6%
    Morgan Stanley Institutional
      Small Company Growth B Fund                   Registered Investment Company                           300,472       0.7%
    Munder Small Cap Value A Fund                   Registered Investment Company                           301,022       0.7%
*   Participant Loans                               Interest, 6-11.5%, maturity
                                                     of 1-5 years                                           467,882       1.1%
                                                                                                         -------------
             Total investments                                                                          $42,593,666
                                                                                                         -------------


* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the C&D Technologies Pension Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                C&D Technologies Savings Plan



Date: June 29, 2006             By: /s/ Ian J. Harvie
                                    -----------------------------------
                                        Ian J. Harvie.
                                        Vice President & Chief Financial Officer
                                        (C&D Technologies Pension
                                        Administration Committee, Plan
                                        Administrator)

                                 EXHIBIT INDEX

     23.  Consent of Independent Registered Public Accounting Firm